Both& LLC

Financial Statements

For the fiscal year ended December 31, 2021 and 2020

Unaudited

Both& LLC

Profit and Loss

January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
(1) Sales		61,583.16	$61,583.16
(2) Discounts		-6,392.54	$ -6,392.54
(3) Refunds		-2,484.54	$ -2,484.54
(4) Shipping		6,698.66	$6,698.66
(5) Uncategorized Income		330.16	$330.16
Total Income	**$0.00**	**$59,734.90**	**$59,734.90**
Cost of Goods Sold			
Cost of Goods Sold		28,569.46	$28,569.46
Order Processing Fees		2,416.21	$2,416.21
Shipping, Freight & Delivery - COS			$0.00
Fulfillment Expense - UK		4,839.72	$4,839.72
Fulfillment Expense - US		4,689.47	$4,689.47
Total Shipping, Freight & Delivery - COS		**9,529.19**	**$9,529.19**
Total Cost of Goods Sold	**$0.00**	**$40,514.86**	**$40,514.86**
GROSS PROFIT	**$0.00**	**$19,220.04**	**$19,220.04**
Expenses			
Bank Charges & Finance Fees		631.98	$631.98
Brand Marketing		11,466.29	$11,466.29
Contractors		23,753.29	$23,753.29
Legal, Professional Services & Legal Registration Fees		690.00	$690.00
Misc. Office Supplies	641.44	829.90	$1,471.34
Other Business Expenses	0.00	1,274.68	$1,274.68
Performance Marketing	2,013.25	14,608.78	$16,622.03
Subscriptions (Website, Tech Tools)	88.00	5,057.72	$5,145.72
Taxes & Licenses	70.00	120.07	$190.07
Travel & Entertainment		1,579.57	$1,579.57
Website Development	393.78	1,707.55	$2,101.33
Total Expenses	**$3,206.47**	**$61,719.83**	**$64,926.30**
NET OPERATING INCOME	**$ -3,206.47**	**$ -42,499.79**	**$ -45,706.26**
Other Expenses			
Unrealized Gain or Loss	0.00	0.00	$0.00
Exchange Gain or Loss		3.42	$3.42
Product Development & Planning	892.10	11,193.47	$12,085.57
Total Other Expenses	**$892.10**	**$11,196.89**	**$12,088.99**
NET OTHER INCOME	**$ -892.10**	**$ -11,196.89**	**$ -12,088.99**
NET INCOME	**$ -4,098.57**	**$ -53,696.68**	**$ -57,795.25**

Both& LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
Primary Cash Account	1,095.31	80,000.22
Secondary Account		0.00
Total Bank Accounts	**$1,095.31**	**$80,000.22**
Accounts Receivable		
Accounts Receivable (A/R) - GBP		0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Inventory (UK)		
(UK) Packaging Inventory		1,354.23
Total Inventory (UK)		**1,354.23**
Inventory (US)		
(US) Packaging Inventory		2,883.04
Total Inventory (US)		**2,883.04**
Inventory Asset		23,536.93
PayPal Undeposited Funds		2,633.63
Prepaid Expenses		428.35
Prepaid Inventory Asset		0.00
Shopify Undeposited Funds		828.38
Uncategorized Asset		0.00
Total Other Current Assets	**$0.00**	**$31,664.56**
Total Current Assets	**$1,095.31**	**$111,664.78**
TOTAL ASSETS	**$1,095.31**	**$111,664.78**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	4,531.04
Total Accounts Payable	**$0.00**	**$4,531.04**
Credit Cards		
Credit Card Balance	193.88	1,894.21
Secondary Card		-3,783.10

	JAN - DEC 2020	JAN - DEC 2021
Total Credit Cards	**$193.88**	**$ -1,888.89**
Other Current Liabilities		
Gift Certificate Liability		1,153.53
Loan from Founder		0.00
Pay it Forward Liability		1.00
Sales Tax Payable		79.15
UK VAT Payable		0.00
Total Other Current Liabilities	**$0.00**	**$1,233.68**
Total Current Liabilities	**$193.88**	**$3,875.83**
Long-Term Liabilities		
SAFE Contributions		157,584.20
Total Long-Term Liabilities	**$0.00**	**$157,584.20**
Total Liabilities	**$193.88**	**$161,460.03**
Equity		
Owner's Investment	5,000.00	8,000.00
Retained Earnings		-4,098.57
Net Income	-4,098.57	-53,696.68
Total Equity	**$901.43**	**$ -49,795.25**
TOTAL LIABILITIES AND EQUITY	**$1,095.31**	**$111,664.78**

Both& LLC

Statement of Cash Flows

January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-4,098.57	-53,696.68	$ -57,795.25
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R) - GBP		0.00	$0.00
Inventory (UK):(UK) Packaging Inventory		-1,354.23	$ -1,354.23
Inventory (US):(US) Packaging Inventory		-2,883.04	$ -2,883.04
Inventory Asset		-23,536.93	$ -23,536.93
Prepaid Expenses		-428.35	$ -428.35
Prepaid Inventory Asset		0.00	$0.00
Shopify Undeposited Funds		-828.38	$ -828.38
Uncategorized Asset		0.00	$0.00
Accounts Payable (A/P)	0.00	4,531.04	$4,531.04
Credit Card Balance	193.88	1,700.33	$1,894.21
Secondary Card		-3,783.10	$ -3,783.10
Gift Certificate Liability		1,153.53	$1,153.53
Loan from Founder		0.00	$0.00
Pay it Forward Liability		1.00	$1.00
Sales Tax Payable		79.15	$79.15
UK VAT Payable		0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**193.88**	**-25,348.98**	**$ -25,155.10**
Net cash provided by operating activities	**$ -3,904.69**	**$ -79,045.66**	**$ -82,950.35**
FINANCING ACTIVITIES			
SAFE Contributions		157,584.20	$157,584.20
Owner's Investment	5,000.00	3,000.00	$8,000.00
Net cash provided by financing activities	**$5,000.00**	**$160,584.20**	**$165,584.20**
NET CASH INCREASE FOR PERIOD	**$1,095.31**	**$81,538.54**	**$82,633.85**

Both& LLC
Statements of Equity
December 31, 2021, and 2020
(unaudited)

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JAN 1, 2020	$ -	$ -	$ -
Capital Contributions	$ 5,000	$ -	$ 5,000
Net Loss	$ -	$ (4,099)	$ (4,099)
ENDING BALANCE, DEC 31, 2020	$ 5,000	$ (4,099)	$ 901
Capital Contributions	$ 3,000	$ -	$ 3,000
Net Loss	$ -	$ (53,697)	$ (53,697)
ENDING BALANCE, DEC 31, 2021	**$ 8,000**	**$ (4,099)**	$ (49,795)

Both& LLC

Notes to the Financial Statements

Fiscal Years Ended December 31, 2021 and 2020

1. **Organization and Purpose**

Both& LLC (The "Company"), is a LLC organized under the laws of the State of Colorado. The Company derives revenue from selling various lines of apparel to consumers.

2. **Summary of Significant Accounting Policies**

A summary of the Company's significant accounting policies follows:

A. **Basis of Accounting**

The company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

B. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

C. Inventory Valuation

The Company uses FIFO accounting to value inventory and cost of goods sold (COGS).

D. **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. **Subsequent Events**

The Company initiated a transition of entity type from an LLC to a C corporation, incorporated in Delaware, as of 9/30/2022. This transition is expected to be completed by the end of October 2022, and the new operating entity will be a Delaware corporation. The new operating entity will assume all the assets and liabilities of the LLC entity.

The Company raised an additional $282,230 during 2022 using SAFEs with a $5,000,000 cap and 80% discount rate.